EXHIBIT 99.1

Brookfield Infrastructure Reports Third Quarter 2020 Results

BROOKFIELD, NEWS, Nov. 09, 2020 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2020.

“Our businesses continued to demonstrate their resilience during the third quarter, with each segment delivering solid operating results. We have also benefited from the completion of two highly cash-generative investments that align with our current strategic focus,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “Looking ahead, we anticipate 2021 will be a year of meaningful growth for Brookfield Infrastructure. Our very strong liquidity position, along with the positive momentum being generated by our capital recycling program, should enhance our ability to execute on compelling opportunities.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited[1]	2020	2019	2020	2019
Net income[2]	$5	$82	$63	$210
– per unit[3,4]	$(0.12)	$0.06	$(0.22)	$0.13
FFO[5]	$365	$338	$1,056	$1,026
– per unit (split-adjusted)[6]	$0.79	$0.73	$2.27	$2.29

Net income attributable to the partnership for the three-month period ended September 30, 2020 was $5 million, compared to $82 million for the same period in the prior year. After adjusting for the impact of a weaker Brazilian real, performance improved across all operating segments, reflecting organic growth and contributions from recently completed acquisitions. These positive impacts were more than offset by fair value adjustments related to our corporate hedging program which resulted in a loss of $60 million in the current period, compared to a gain of $60 million recorded in the prior year.

Funds from operations for the quarter grew by 8% on a year-over-year basis, primarily driven by strong performance within our utility, energy, and data infrastructure segments. Our business grew organically from inflation-indexation on 75% of our total revenues and the commissioning of $650 million of new capital projects in the last 12 months. Results for the period also include the initial contribution of recently completed new investments. Consistent with the prior quarter, the depreciation of the Brazilian real had the single largest negative impact on results, reducing FFO by $30 million relative to the same period in 2019.

Segment Performance

Our utilities segment generated FFO of $139 million, which represents a 6% increase over the prior year after adjusting for the impact of weaker foreign currencies. In general, our regulated and contracted utilities are performing well in the current environment. Underlying results in the quarter benefited from inflation-indexation, approximately $300 million of capital added to rate base and the contribution from our North American regulated transmission business acquired in late 2019.

FFO from our transport segment totaled $135 million, an increase of 5% compared to the prior year despite some softness in our volumes related to the economic shutdowns. Favorable results benefited from a rent settlement at our U.K. port operation, higher agricultural volumes across our rail networks and the contribution of our North American rail operation which was acquired in late 2019.

FFO from our energy segment totaled $115 million, a meaningful increase compared to the prior year quarter of $100 million. Performance across our midstream assets was ahead of the prior year as our highly contracted cash flows have been unimpacted in the current environment. Our distributed energy businesses grew by approximately 20% relative to the prior year after removing the contribution from our Australian district energy business that was sold last November. This growth was driven by strong performance at our North American residential infrastructure business which added 58,000 of annuity-based rental contracts in the last year.

Our fast-growing data infrastructure segment delivered FFO of $50 million, which represents an increase of nearly 40% compared to the prior year. We have continued to expand our global data transmission and distribution portfolio and this step-change increase in FFO reflects several new investments completed in the last 12 months. Results for the quarter include the partial period contribution from the acquisition of 135,000 telecom towers in India and capital deployed in our data distribution businesses in the U.K. and New Zealand.

The following table presents FFO by segment:

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2020	2019	2020	2019
FFO by segment
Utilities	$139	$145	$415	$425
Transport	135	128	363	402
Energy	115	100	336	303
Data Infrastructure	50	36	135	94
Corporate	(74)	(71)	(193)	(198)
FFO	$365	$338	$1,056	$1,026

Update on Strategic Initiatives

During the quarter, we closed two acquisitions that will contribute significantly to results going forward:

  Indian Telecom Towers – In August, we closed the acquisition of 135,000 operational telecom towers from Reliance Jio. We invested approximately $3.4 billion of equity (BIP’s share – approximately $600 million). Reliance Jio is the anchor tenant under a 30-year Master Services Agreement, which provides a contracted cash flow profile with substantial downside protection. Our business plan involves building out the portfolio to 175,000 towers in the near term.

  U.S. LNG Export Facility – In September, we acquired an interest in Cheniere Energy Partners L.P. (Cheniere) at an equity value of $1.5 billion (BIP’s share – approximately $425 million). Cheniere owns Sabine Pass Liquefaction, LLC, a world class LNG export facility with 85% of revenue generated under long-term contracts. These contracts are secured with globally diversified and highly creditworthy counterparties. The recently constructed facility has ample expansion capacity to meet rising demand for low-cost U.S. LNG as global decarbonization efforts increase.

Distribution and Dividend Declaration

The Board of Directors has declared a quarterly distribution in the amount of $0.485 per unit, payable on December 31, 2020 to unitholders of record as at the close of business on November 30, 2020. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.485 per share, also payable on December 31, 2020 to shareholders of record as at the close of business on November 30, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $575 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Third Quarter 2020 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on November 9, 2020 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/3627oqw7 or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 8748907).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, and class A shares of BIPC.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Please refer to page 11 for results of Brookfield Infrastructure Corporation.

2. Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

3. Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month period ended September 30, 2020 were 295.3 million and 294.5 million, respectively (2019 – 290.9 million and 282.9 million).

4. Results in a loss on a per unit basis for the three and nine-month periods ended September 30, 2020 as allocation of net income is reduced by preferred unit and incentive distributions.

5. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.

6. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and nine-month periods ended September 30, 2020 were 464.9 million and 464.9 million, respectively (2019 – 460.7 million and 448.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, for the three and nine-month periods ended September 30, 2020 were 418.5 million and 418.4 million, respectively (2019 – 414.6 million and 404.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	September 30, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$1,012	$827
Financial assets	404	149
Property, plant and equipment and investment properties	28,450	23,429
Intangible assets	13,084	14,386
Investments in associates and joint ventures	4,700	4,967
Goodwill	6,269	6,553
Deferred income taxes and other	4,221	5,997
Total assets	$58,140	$56,308

Liabilities and partnership capital
Corporate borrowings	$2,882	$2,475
Non-recourse borrowings	20,604	18,544
Financial liabilities	3,387	2,173
Deferred income taxes and other	10,625	10,939

Partnership capital
Limited partners	3,695	5,048
General partner	17	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,466	2,039
Class A shares of BIPC and Exchange LP units	566	18
Interest of others in operating subsidiaries	13,768	14,113
Preferred unitholders	1,130	935
Total partnership capital	20,642	22,177
Total liabilities and partnership capital	$58,140	$56,308

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019

Revenues	$2,209	$1,664	$6,351	$4,942
Direct operating costs	(1,185)	(850)	(3,487)	(2,488)
General and administrative expense	(86)	(75)	(219)	(200)
Depreciation and amortization expense	(411)	(317)	(1,186)	(932)
	527	422	1,459	1,322
Interest expense	(278)	(229)	(807)	(682)
Share of earnings from associates and joint ventures	17	36	76	88
Mark-to-market on hedging items	(66)	70	57	104
Other income (expense)	16	(36)	(218)	(14)
Income before income tax	216	263	567	818
Income tax (expense) recovery
Current	(70)	(55)	(183)	(180)
Deferred	2	(3)	(54)	(14)
Net income	148	205	330	624
Non-controlling interest of others in operating subsidiaries	(143)	(123)	(267)	(414)
Net income attributable to partnership	$5	$82	$63	$210

Attributable to:
Limited partners	(26)	29	(41)	65
General partner	46	41	137	118
Non-controlling interest – redeemable partnership units held by Brookfield	(11)	12	(19)	27
Non-controlling interest – class A shares of Brookfield Infrastructure Corporation	(4)	–	(14)	–
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.12)	$0.06	$(0.22)	$0.13

  Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month period ended September 30, 2020 were 295.3 million and 294.5 million, respectively (2019 – 290.9 million and 282.9 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019

Operating Activities
Net income	$148	$205	$330	$624
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	3	46	75	78
Depreciation and amortization expense	411	317	1,186	932
Mark-to-market on hedging items, provisions and other	130	(4)	395	6
Deferred income tax (recovery) expense	(2)	3	54	14
Change in non-cash working capital, net	86	22	73	76
Cash from operating activities	776	589	2,113	1,730

Investing Activities
Net investments in:
Operating assets	(3,405)	(22)	(2,683)	(2,212)
Associates	(309)	(424)	(309)	(289)
Long-lived assets	(328)	(302)	(970)	(815)
Financial assets	(52)	(90)	(308)	(129)
Net settlements of foreign exchange contracts	—	23	83	59
Cash used by investing activities	(4,094)	(815)	(4,187)	(3,386)

Financing Activities
Distributions to limited and general partners	(283)	(263)	(848)	(764)
Net (repayments) borrowings:
Corporate	(221)	578	444	68
Subsidiary	152	111	383	958
Deposit received from (repaid to) parent	545	(823)	545	—
Net preferred units and preferred shares issued	195	—	195	72
Net partnership units issued	2	803	7	779
Net capital provided by non-controlling interest and other	2,545	(164)	1,587	726
Cash from financing activities	2,935	242	2,313	1,839

Cash and cash equivalents
Change during the period	$(383)	$16	$239	$183
Cash reclassified as held for sale	—	(16)	—	(16)
Impact of foreign exchange on cash	15	(38)	(54)	(30)
Balance, beginning of period	1,380	715	827	540
Balance, end of period	$1,012	$677	$1,012	$677

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$185	$190	$552	$561
Transport	171	174	482	547
Energy	150	128	441	378
Data Infrastructure	65	46	174	121
Corporate	(86)	(75)	(219)	(200)
Total	485	463	1,430	1,407

Financing costs	(136)	(145)	(435)	(439)
Other income	16	20	61	58
Funds from operations (FFO)	365	338	1,056	1,026

Depreciation and amortization	(239)	(219)	(708)	(673)
Deferred taxes and other items	(121)	(37)	(285)	(143)
Net income attributable to the partnership	$5	$82	$63	$210

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and class A shares of BIPC.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended September 30		For the nine months ended September 30
US$, unaudited	2020	2019	2020	2019

Earnings per limited partnership unit[1]	$(0.12)	$0.06	$(0.22)	$0.13
Add back or deduct the following:
Depreciation and amortization	0.51	0.48	1.52	1.50
Deferred taxes and other items	0.40	0.19	0.97	0.66
FFO per unit[2]	$0.79	$0.73	$2.27	$2.29

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three and nine-month periods ended September 30, 2020 was 295.3 million and 294.5 million, respectively (2019 – 290.9 million and 282.9 million). Earnings (loss) per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.
2.	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and nine-month periods ended September 30, 2020 was 464.9 million and 464.9 million, respectively (2019 – 460.7 million and 448.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, for the three and nine-month period ended September 30, 2020, were 418.5 million and 418.4 million, respectively (2019 – 414.6 million and 404.0 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	September 30, 2020	Dec 31, 2019

Assets
Operating groups
Utilities	$1,802	$2,178
Transport	3,578	3,991
Energy	2,953	3,128
Data Infrastructure	1,832	1,318
Cash and cash equivalents	435	273
	$10,600	$10,888

Liabilities
Corporate borrowings	$2,882	$2,475
Other liabilities	1,974	1,284
	4,856	3,759
Capitalization
Partnership capital	5,744	7,129
	$10,600	$10,888

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports Third Quarter 2020 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.485 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on December 31, 2020 to shareholders of record as at the close of business on November 30, 2020. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on BIP’s units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations (FFO) of BIPC is fully attributed to the Partnership and the earnings of BIPC are fully captured in the Partnership’s financial statements and results.

	For the three months ended September 30		For the nine months ended September 30
US$ millions, unaudited[1]	2020	2019	2020	2019
Net (loss) income attributable to the Partnership	$(301)	$50	$(450)	$146
FFO[2]	$99	$109	$296	$322

BIPC reported net losses for the quarter of $301 million compared to net income of $50 million in the same period during the prior year. Results for the current quarter benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by revaluation losses recognized on our company’s exchangeable shares that are classified as liabilities under IFRS, and the impact of foreign exchange.

Our business generated FFO of $99 million for the quarter, representing a 4% increase over the same period during the prior year after adjusting for a weaker Brazilian real.  FFO in the current quarter benefited from inflationary-indexation and additions to rate base, however these positive factors were more than offset by the impacts of foreign exchange and lower connections activity at our U.K regulated distribution business.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words  “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the U.S. registration statement on Form F-1 and Canadian prospectus filed in connection with the distribution of the Shares on March 31, 2020 with securities regulators in Canada and the United States and the documents incorporated by reference therein, including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in other documents filed by the Partnership and BIPC with the securities regulators in Canada and the United States.  Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

1. Brookfield Infrastructure Corporation was established on August 30, 2019 by the Partnership. On March 30, 2020, the Partnership contributed its regulated utilities businesses in Brazil and the U.K. to our company. For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020.

2. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 16 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	September 30, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$250	$204
Accounts receivable and other	339	390
Financial assets	44	29
Property, plant and equipment	4,558	4,497
Intangible assets	2,738	3,936
Goodwill	488	667
Deferred tax asset and other	142	130
Total assets	$8,559	$9,853

Liabilities and Equity
Accounts payable and other	$478	$487
Exchangeable and class B shares	2,142	–
Non-recourse borrowings	3,215	3,526
Loans payable to Brookfield Infrastructure	1,130	–
Financial liabilities	1,026	1,008
Deferred tax liabilities and other	1,378	1,555

Equity
Equity in net assets attributable to the Partnership	(1,879)	1,654
Non-controlling interest	1,069	1,623
Total equity	(810)	3,277
Total liabilities and equity	$8,559	$9,853

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

US$ millions, unaudited	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019

Revenues	$349	$406	$1,055	$1,213
Direct operating costs	(60)	(61)	(176)	(177)
General and administrative expense	(9)	(8)	(23)	(21)
Depreciation and amortization expense	(69)	(75)	(212)	(231)
	211	262	644	784
Interest expense	(59)	(39)	(153)	(120)
Mark-to-market on hedging items and foreign currency revaluation	(14)	(3)	(36)	(4)
Remeasurement of exchangeable and class B shares	(292)	–	(432)	–
Other expense	(7)	(11)	(32)	(32)
(Loss) income before income tax	(161)	209	(9)	628
Income tax expense
Current	(44)	(44)	(123)	(131)
Deferred	(17)	(24)	(83)	(72)
Net (loss) income	$(222)	$141	$(215)	$425

Attributable to:
Partnership	(301)	50	(450)	146
Non-controlling interest	79	91	235	279

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended September 30		For the nine months ended September 30
	2020	2019	2020	2019

Operating Activities
Net (loss) income	$(222)	$141	$(215)	$425
Adjusted for the following items:
Depreciation and amortization expense	69	75	212	231
Mark-to-market on hedging items and other	25	7	73	34
Remeasurement of exchangeable and class B shares	292	–	432	–
Deferred income tax expense	17	24	83	72
Change in non-cash working capital, net	56	91	–	95
Cash from operating activities	237	338	585	857

Investing Activities
Purchase of long-lived assets, net of disposals	(107)	(110)	(291)	(308)
Cash used by investing activities	(107)	(110)	(291)	(308)

Financing Activities
Distributions to non-controlling interest	(75)	(131)	(263)	(335)
Distributions to, net of contributions from, the Partnership	–	(64)	(33)	(136)
Proceeds from borrowings	50	59	485	167
Repayments of borrowings	(3)	–	(383)	(41)
Cash used by financing activities	(28)	(136)	(194)	(345)

Cash and cash equivalents
Change during the period	$102	$92	$100	$204
Impact of foreign exchange on cash	(13)	(19)	(54)	(18)
Balance, beginning of period	161	212	204	99
Balance, end of period	$250	$285	$250	$285

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months ended September 30,		For the nine months ended September 30
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$135	$148	$401	$436
Corporate	(9)	(8)	(23)	(21)
Total	126	140	378	415

Financing costs	(17)	(20)	(53)	(60)
Other income	(10)	(11)	(29)	(33)
Funds from operations (FFO)	99	109	296	322

Depreciation and amortization	(37)	(35)	(111)	(109)
Deferred taxes and other items	(363)	(24)	(635)	(67)
Net (loss) income attributable to the Partnership	$(301)	$50	$(450)	$146

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 14 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.